UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022.

Commission File Number 001-38176

Venator Materials PLC

(Exact name of Registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

Titanium House, Hanzard Drive, Wynyard Park Stockton-On-Tees, TS22 5FD, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Fourth Quarter and Full-Year 2021 Results of Venator Materials PLC

On February 22, 2022, Venator Materials PLC issued a press release announcing its results for the three months and year ended December 31, 2021. A copy of the press release is furnished herewith as Exhibit 99.1.

Number	Description of Exhibits

99.1	Press Release dated February 22, 2022 regarding fourth quarter and full-year 2021 earnings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENATOR MATERIALS PLC

/s/ SEAN PETTEY
Assistant Secretary

Dated: February 22, 2022